UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

Commission File Number: 0-15482                         CUSIP Number: 944018-308
                       ----------                                    -----------
(Check One):  [ ] Form 10-K  [X] Form 10-KSB  [ ] Form 10-Q   [ ] Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: August 31, 1997
                 ------------------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                                 WAVETECH, INC.
                             -----------------------
                             Full Name of Registrant

                                      N/A
                            -------------------------
                            Former Name if Applicable

                      5210 East Williams Circle, Suite 200
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                             Tucson, Arizona 85771
                            ------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.


Registrant's independent auditors will be unable to complete their audit of the Registrant's financial statements and issue a report thereon on a timely basis as a result of circumstances which have delayed their access to certain information necessary to verify certain asset values. Pending the completion of the Registrant's financial statements, the Registrant is unable to complete the disclosure to be included in its Annual Report on Form 10-KSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Lydia Montoya           520                    750-9093
           -------------------------------------------------------------
           (Name)              (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                         [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 Wavetech, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 26, 1997                      By: /s/ Gerald I. Quinn
                                               ---------------------------------
                                                     Gerald I. Quinn

                [LETTERHEAD OF ADDISON, ROBERTS & LUDWIG, P.C.]



             STATEMENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


We hereby acknowledge that we have been engaged to audit the financial statements of Wavetech, Inc. and Subsidiaries for the year ended August 31, 1997. We are currently in the process of conducting our audit. However, we will be unable to complete the audit and issue an auditor's report before the due date of the Form 10-KSB, November 29, 1997, due to circumstances connected with the verification of certain asset values. This statement is filed as an exhibit to Form 12b-25.

Addison, Roberts & Ludwig, P.C.

Tucson, Arizona
November 13, 1997